Exhibit 4.26

AGREEMENT

Made and entered at Tel Aviv on the 23rd day of June 2006

Between:	BLUE SQUARE ISRAEL LTD.
(hereinafter: “the Lessor” or “the Company”)

of the one part;

And:	1.	BLUE SQUARE CHAIN PROPERTIES & INVESTMENTS LTD.
(hereinafter: “Properties and Investments”)
2.	BLUE SQUARE CHAIN (HYPER-HYPER) LTD.
Publ. Co. 52-003667-4
(hereinafter: “Hyper-Hyper”)
whose address 2 Amal Street, Afeq Park, Rosh Ha’ayin
(hereinafter jointly and severally: “the Lessee”)

of the other part;

WHEREAS:	On October 11, 2005 a framework agreement was signed between the parties (hereinafter: “the Framework Agreement”) in the scope of which it was agreed that the Lessor would let real estate properties owned by the Lessor to the Lessee and the Lessee would hire such real estate properties from the Lessor; and

WHEREAS:	The parties wish to specify the full extent of the terms and conditions of the lease in connection with the properties on the basis of the principles enunciated in the Framework Agreement as follows.

Accordingly this Agreement witnesses as follows:

1.	Interpretation

1.1	The preamble to the Agreement and the appendices hereto constitute an integral part hereof.

1.2	No use shall be made of the headings to clauses for purposes of interpretation of the Agreement.

2.	Definitions

2.1	“The Leased Premises”: all the properties set forth in Appendix A to the Agreement.

2.2	“The proceeds” – means consideration, receipts and income of whatsoever nature, excluding Value Added Tax, received by the Lessee and arising from its sales in the Leased Premises, including receipts received from a sale on credit and/or by credit cards, gift vouchers, buying coupons and electronic buying cards, and so forth. Sales on credit or sales the consideration for which is received via credit cards or post-dated checks, shall be recorded by the Lessee as part of the proceeds on the date of sale or the providing of the service. In addition, the proceeds include proceeds from franchisees, if any, but to the extent that the proceeds in respect of the activities of the franchisees is not recorded via the Lessee’s cash registers, an annual report will be given in respect thereof, at the end of the year, in accordance with the reports of the franchisees.

It is hereby clarified that the proceeds do not include returns from customers, delivery charges in respect of customers’ purchases, credit card commissions and amounts of discounts given by the Lessee and which are not included as “income” for purposes of reporting to V.A.T., including, without limitation, discounts to the Lessee’s employees and to other customers.

2.2	“The index” – the Consumer Price Index published by the Central Bureau of Statistics, or any official index that may come in its stead.

2.3	“The new index” – the last index known on the date of effecting of any payment pursuant to the provisions of this Agreement.

3.	Purpose of the lease

The purpose of the lease is to conduct and run a supermarket as is customary from time to time in any of the chains operated by the Lessee and/or for any other legal purpose, subject to any law and permit

4.	The lease

4.1	The Lessor hereby undertakes to let the Leased Premises to the Lessee, and the Lessee hereby undertakes to take the Leased Premises on hire from the Lessor, in accordance with the conditions set forth below.

4.2	The Leased Premises will be leased in their current condition (“as is”). The Lessee declares that it has seen and examined the Leased Premises, the physical, zoning and legal condition thereof and every other detail in regard thereto, and has found same to be fit for the Lessee’s use and suitable for the purposes of the lease, and that it takes the Leased Premises on hire in their current condition (as is), and hereby waives any allegation of non-conformity, fault or defect in the Leased Premises.

5.	Non-applicability of Tenants Protection Law

5.1	It is agreed between the parties that the lease, the Lessee and the Leased Premises are not protected under the Tenants Protection Law (Consolidated Version), 5732-1972 and/or any other law that may be enacted in the future, which protects a lessee or tenant, inter alia, by virtue of the fact that what is involved is a new building the construction of which was completed after 5731 (1971), and because on August 20, 1968 there was no tenant entitled to occupy the Leased Premises and/or by virtue of the Lessee not having paid and not having been requested to pay key money or any other payment likely to be construed as key money.

5.2	It is hereby clarified that any renovation and/or improvement and/or investment in the Leased Premises, or outside the Leased Premises, shall not be deemed under any circumstances and/or in any form, to be payment in respect of use, key money, and so forth, and shall not confer on the Lessee any right in or to such improvements, alterations or renovation.

6.	Period of lease

6.1	The period of lease is 10 (ten) years, commencing on September 1, 2005 and terminating on August 31, 2015 (hereinafter: “the Lease Period”).

6.2	If the Lessee vacates the Leased Premises before the end of the Lease Period other than in accordance with the provisions of this Agreement, then without derogating from any remedy and/or relief available to the Lessor according to this Agreement and the law, the Lessee will be liable for all the payments imposed on it pursuant to this Agreement until the end of the Lease Period.

7.	Rentals

7.1	The rentals for a period of one year in respect of properties in which stores are operated will be 9% of the amount of the investment as defined below (“Basic Rentals”), or 2% of the proceeds from each of the properties that constitute the Leased Premises in the relevant year (hereinafter: “the Rentals as a Percentage of Proceeds”), whichever is the higher.

7.2	The rentals for a period of one year in respect of properties which do not serve as stores will be 9% of the amount of the investment as defined below.

7.3	“Amount of the Investment” for purposes of this clause means the total cost of the Lessor’s investment in the Leased Premises, where such amounts are linked to the known index at the date of each investment in the Leased Premises as against the new index, prior to depreciation and amortization. Notwithstanding the foregoing, the Amount of the Investment will not include:

7.3.1	Costs that are imposed on the Lessor in accordance with the provisions of Clauses 8.2 and 12.2 of this Agreement.

7.3.2	Costs which the Lessor may incur for purposes of developing the Properties that comprise the Leased Premises other than for purposes of the lease.

7.4	The Basic Rentals will be paid once each year on June 30 for the period from January 1 to December 31 of each calendar year.

7.5	For purposes of calculating the rentals, the Lessee shall deliver to the Lessor, within 60 days from the end of each calendar year, a statement regarding the volume of proceeds in the preceding year, in respect of each and every one of the Properties that constitute the Leased Premises (hereinafter: “the Annual Statements”), where the Annual Statements are adjusted for inflation (in a manner that the proceeds for each and every month are adjusted to the end of the calendar year) and certified by an accountant.

7.6	If it should transpire from the Annual Statement that the amount of “the Rentals as a Percentage of Proceeds” which is due to the Lessor for the year of lease to which such Annual Statement relates, exceeds “the Basic Rentals” (where same are adjusted from the date specified for payment according to this Agreement and up to the end of the calendar year), the Lessee will pay the Lessor, concurrent with the submission of the Annual Statement, the amount of the difference where same is linked to the index from the date of drawing up the Annual Statement and up to the date of actual payment.

It is clarified that calculation of the differences between the basic rentals and the Rentals as a Percentage of Proceeds shall be made in respect of each and every one of the Properties that comprise the Leased Premises separately, and not on an omnibus basis with respect to the Leased Premises as a whole. In other words, if in any Property the Rentals as a Percentage of Proceeds exceed the basic rentals, Rentals as a Percentage of Proceeds shall be paid in respect of that Property, even if on a cumulative basis the total Rentals as a Percentage of Proceeds with respect to the Leased Premises as a whole have not exceeded the basic rentals in respect of the Leased Premises as a whole.

7.7	The Lessee shall add Value Added Tax to each payment of rentals, according to the rate in force at the time of payment. The Lessee shall pay the Lessor the amounts of V.A.T. as aforesaid not later than two days before the date on which the Lessor is obliged to make payment thereof to the tax authorities in accordance with the law, against it receiving a valid tax invoice.

7.8	The rentals and every other payment the Lessee is obliged to pay to the Lessor shall be paid by way of a standing instruction or by way of a bank transfer or by way of checks, all in accordance with the Lessor’s instructions, and the Lessee shall comply with every such request according to the details thereof, within 15 days from receipt thereof.

The giving of the standing instruction and/or delivery of checks shall be deemed to be payment only upon actual collection of the moneys pursuant thereto in the Lessor’s account or to its order, and every payment that is effected in accordance therewith shall be deemed to be payment “on account” of what is due to it only.

7.9	The Lessee will be liable for payment of the full rentals and the remaining payments imposed on the Lessee according to law and/or agreement, for the entire Lease Period, even if it does not make use of the Leased Premises or portion thereof for any reason.

7.10	In respect of any default of more than 10 business days in any payment for which the Lessee is liable in accordance with this clause, the Lessee shall pay the Lessor arrear interest at such rate and on such conditions as are equivalent to the interest charged by Bank Hapoalim B.M. in respect of an unauthorized overdraft in current business accounts in shekels during the relevant period, plus linkage differentials.

8.	Additional payments

8.1	It is agreed between the parties that the lease which is the subject of this Agreement is a net lease type, and accordingly the Lessee will bear and/or make payment during the Lease Period (including the Period of Extension) of the following taxes and payments:

8.1.1	All the taxes, fees, levies and other payments of any sort that are imposed and/or may in the future be imposed on the Leased Premises and/or on the business conducted therein, including municipal rates, business tax, signboard tax and/or fee, etc., as well as any tax and/or levy and/or fee that may be imposed in the future and which are imposed and/or will in the future be imposed according to law and/or custom on a occupier and/or tenant. The Lessee undertakes to make payment on due date of any amount that may be imposed on it by the authorities in respect of the business licenses and any tax or fines that may be imposed, if imposed, that are connected with operating the Leased Premises.

8.1.2	Payments in respect of the consumption of water and electricity in the Leased Premises, the telephone accounts therein, and payments of management charges and/or house committee charges therein, and also any similar and/or identical payment, as well as any other expense relating to the use of the Leased Premises and/or the operation thereof.

8.1.3	All the payments in respect of approved divergent use for purposes of operating the Lessee’s business in the Leased Premises in accordance with the purpose of the lease (including expenses for attending to an application for a permit for approved divergent use, and also in respect of a betterment levy and payments to the Israel Lands Administration, etc., that are connected with the issue of the permit for approved divergent use), to the extent that same may be demanded in the Lease Period and/or the Period of Extension.

8.2	The Lessor shall bear and/or make payment in the Lease Period (including the Period of Extension) of development fees and development levies to the local authority that may be charged according to any law against property owners.

9.	Licensing, licenses and permits

9.1	The Lessee declares that it is conversant with its business and with the conditions required for obtaining every license and/or approval and/or permit for the purposes of this Agreement, and that prior to the signing of this Agreement, it actually examined the suitability of the Leased Premises for its needs and for the objective of the Leased Premises and the possibility of obtaining all the licenses, the permits and the approvals required according to law for operating the Leased Premises in accordance with the objective of the Leased Premises, and has found the Leased Premises to be suitable for the purpose of the lease.

9.2	The Lessee is obliged to comply with and to adhere to all the laws, the by-laws, regulations etc., of every competent authority and to conform with all the standards that apply and/or which may in the future apply to the Lessee’s uses of the Leased Premises, and the business conducted by the Lessee.

9.3	The Lessor is not responsible to the Lessee for obtaining licenses and/or approvals and/or permits from the competent authorities, that are required for operating and maintaining the Lessee’s business in the Leased Premises.

9.4	The foregoing is intended only to add to and in no way to derogate from the Company’s right to any additional and/or other remedy in accordance with the Agreement and according to law.

10.	Liability and insurance

The liability of the parties and the insurances imposed on each of them are as set forth in Appendix B to this Agreement, which will be signed within 30 days, if it is not signed at the time of signing of this Agreement.

11.	Transfer of rights

11.1	The Lessee undertakes not to transfer, directly or indirectly, its obligations and its rights under this Agreement to another/others, and not to grant any third party rights of use of any sort in the Leased Premises, except with the Lessor’s prior written approval.

11.2	Notwithstanding the foregoing, the Lessee will be entitled to let any of the Properties that form part of the Leased Premises, under a sub-lease, subject to fulfillment of all the following conditions:

11.2.1	The giving of prior written notice of 30 days to the Lessor.

11.2.2	The substitute tenant shall sign an undertaking directly to the Lessor to fulfill all the provisions of this Agreement.

11.2.3	The Lessee will remain liable for the fulfillment of all the provisions of this Agreement, jointly and severally with the substitute tenant.

11.3	In addition, the Lessee will be entitled to give a right of use as a licensee to franchisees who operate in the chain of stores operated by the Lessee, as is customary from time to time at the Lessee, provided that the Lessee shall continue to be fully liable for all its obligations pursuant to this Agreement.

11.4	The Lessor will be entitled to transfer its rights and/or obligations pursuant to this Agreement, in whole or in part, at its sole discretion, subject to the condition that the Lessee’s rights under this Agreement shall not be adversely affected, and the Lessee undertakes to fulfill its obligations under this Agreement to any such transferee.

12.	Maintenance and repairs

12.1	The Lessee will be solely responsible to repair any defect, fault or damage of whatsoever nature that may come about in the Leased Premises, in the accessories, facilities and the equipment therein, including mechanical breakdown and damage resulting from normal and reasonable wear and tear (hereinafter: “the Damage”) and shall do so immediately after the occurrence of the Damage and at its expense.

12.2	Notwithstanding the contents of Clause 12.1 above, the Lessor will be responsible for the repair of a defect and/or fault and/or Damage that occurs in the construction frame of the building of the Leased Premises and/or in the water proofing sealing thereof, provided that these are not caused as a result of an act and/or omission on the part of the Lessee and/or someone acting on its behalf.

13.	Alterations to Leased Premises and building additions

13.1	The Lessor will be entitled, in its sole discretion, to add an addition of building areas in each of the Properties that comprise the Leased Premises, to the extent that the town planning schemes which apply and/or may in the future apply allow this, without it being obliged to give prior notice to that effect to the Lessee or to obtain the Lessee’s consent thereto, subject to this not adversely affecting the Lessee’s rights pursuant to this Agreement, and without this leading to an increase in the rentals.

13.2	The Lessee shall be entitled to make any alteration to the Leased Premises which is in the nature of being “an internal alteration”, as defined below in this sub-clause, without the necessity for obtaining the Lessor’s consent thereto, subject to the condition that execution of the alteration is for the continued running and operation of a supermarket in the Leased Premises, and not for any other purpose. The Lessee shall notify the Lessor about the alterations and the execution thereof in writing and in advance.

“Internal alteration” – means any alteration and/or addition, provided that such alteration shall not adversely affect the systems that are common to the Leased Premises and other units in the building in which the Leased Premises are located and/or of creating external alterations to the Leased Premises and/or to the building in which the Leased Premises are located and/or provided that same shall not constitute an exploitation of building rights in the Leased Premises in excess of those that exist at the time of commencement of the Lease Period.

13.3	Should the Lessee wish to effect any alteration which does not constitute an internal alteration, as defined above, it will only be entitled to do so subject to obtaining the Lessor’s prior written approval thereto. The Lessor shall not unreasonably withhold consent to the Lessee’s request. It is agreed that in the scope of reasonable and pertinent reasons as aforesaid, the Lessor will be entitled to demand that at the end of the lease the condition thereof be restored to its former state.

13.4	The Lessee will be solely responsible for obtaining from all the entities and the authorities any permit and/or license and/or approval that is required according to any law for executing the alterations, prior to performing any alteration.

14.	Vacation

14.1	The Lessee shall vacate the Leased Premises at the end of the Lease Period, and shall return sole possession of the Leased Premises to the Company, with the Leased Premises being in good order and condition and fit for use and free and vacant of any person and article not being the property of the Company.

14.2	All the works and/or alterations and/or additions and/or renovations that have been made by the Lessee and which are affixed to the Leased Premises will, at the end of the Leased Premises, pass into the possession and ownership of the Lessor, and the Lessee waives in advance any allegation and/or any monetary demand in connection therewith. Notwithstanding the foregoing it is clarified that the Lessor will be entitled to demand that the Lessee restore any alteration that has been made in the Leased Premises without the Lessor’s approval as required under the provisions of this Agreement to its former condition, and in such case the Lessee will do this at its expense.

14.3	In addition the Lessee shall, as soon as possible after the end of the Lease Period or the actual vacation of the Leased Premises, deliver confirmations from the Electric Corporation and the local authority to the effect that the Lessee has no debt in respect of the consumption of electricity and/or water and/or for taxes and/or fees to the local authority in respect of the Leased Premises up to the end of the Lease Period or up to the date of actual vacation, whichever is the later.

14.4	Should the Lessee fail to vacate the Leased Premises on due date, then without derogating from the Lessor’s rights against the Lessee pursuant to the Agreement and according to law, after a default of 7 days, the Lessee shall pay the Lessor agreed pre-estimated liquidated damages in an amount of double the rental in respect of each day of default in vacation.

15.	Breaches and remedies

15.1	The provisions of the Contracts Law (Remedies for Breach of Contract), 5731-1970 shall apply to a breach of this Agreement.

15.2	Without derogating from the provisions of Clause 15.1 above, in each of the cases mentioned below the Lessor will be entitled to cancel the Agreement and to demand immediate vacation of the Leased Premises:

15.2.1	Bankruptcy or liquidation proceedings are taken against the Lessee and have not been withdrawn within 60 (sixty) days.

15.2.2	A receiver is appointed for the Lessee and/or in respect of a material portion of its assets, and the appointment has not been set aside within 60 (sixty) days.

15.2.3	The Lessee has applied to the court with an application to stay proceedings against it, or with an application to reach an arrangement with creditors.

16.	Set-off

It is hereby agreed that the amounts for which the parties to this Agreement are indebted will not be capable of being set off.

17.	Arbitration

17.1	The Israeli law shall apply exclusively to this Agreement and to any dispute that may arise in connection with this Agreement.

17.2	Sole jurisdiction on everything connected with this Agreement shall be vested in the courts in the central district only.

17.3	Any dispute and/or disagreement that may arise in connection with the provisions of this Agreement, including with regard to the interpretation hereof and/or to its validity and/or implementation, shall first be brought for resolution within the scope of a forum that shall include the CEO of the chain, a representative of Blue Square and a representative of Properties and Investments, on a basis that the representatives will be the chairman of the audit committee of each of the companies or another director of each of the companies who has been appointed by the audit committee, provided that he has no personal interest in the dispute. If the aforesaid forum is unable to reach a resolution of the dispute by consensus agreement, the dispute will be referred for hearing before an arbitrator who shall be agreed upon between the parties and who receives the approval of the audit committee of each of them, and in the absence of such agreement shall be appointed by the president of the Israel Institute of Certified Public Accountants (hereinafter: “the Arbitrator”). For these purposes, the provisions of this clause shall be deemed to be an arbitration agreement. The Arbitrator will not be bound by the provisions of civil procedure, the rules of evidence or the substantive law as applied by the courts. In addition, the Arbitrator will not be obliged to give reasons for his award.

18.	New properties

18.1	The letting of new properties by the Lessor to the Lessee shall be effected under the conditions stipulated in this Agreement, provided that such contractual arrangement has been approved by the audit committee and the board of directors of Properties and Investments and of the Lessor, provided that the contractual arrangement shall be during the Lease Period and for a period of 10 years, counted from the date of the contractual arrangement in respect of each of the new properties and where all the new properties that will be let shall not exceed an aggregate area of 80,000 sq.m. (an increase of 20% as compared with the area of the Leased Premises as at the date of signing of the Framework Agreement).

18.2	Blue Square Properties intends to erect and operate small filling stations as part of the properties that constitute the Leased Premises. It is agreed between the parties that in relation to each such station that is erected with the consent of the Lessor, the Lessor shall bear the costs of erecting the station, apart from equipment, as shall be agreed. The costs of establishment will be added to the Amount of the Investment. The income from the sale of fuel shall not be taken into account for purposes of determining rentals as a percentage of proceeds.

19.	Sending of notices

The addresses of the parties are as set forth at the head of the Agreement and any notice that may be sent by one party to other shall be deemed to have been delivered to its destination at the end of 72 hours from the time of delivery for dispatch by registered mail in Israel or within one business day if delivered by hand or by facsimile.

20.	Additional provisions

Nothing contained in the provisions of this Lease Agreement shall derogate from the remaining provisions of the Framework Agreement which shall continue to apply as stipulated in the Framework Agreement. In every case of a conflict between the provisions of this Agreement and the provisions of the Framework Agreement in connection with the lease of the Properties that are the subject of this Agreement and the Framework Agreement, the provisions of the Framework Agreement shall prevail.

By: /s/ David Weissman /s/ Yitzhak Bader —————————————— Blue Square Israel Ltd.	By: /s/ David Weissman /s/ Yitzhak Bader —————————————— Blue Square Chain Hyper- Hyper	By: /s/ David Weissman /s/ Yitzhak Bader —————————————— Blue Square Chain Properties & Investments Ltd.

	A	B	C	D	E	F	G	H	I	J
1			Details of the Property
2			Serial No. in relation to all the Group's properties	No. of property in the system			Town or City	Name of Property		Value of investment adjusted to the present

8	1	89	108	1120		50	Tel Aviv	Giborei Yisrael	Hyper Hyper	21,228,596
9	1	40	46	1139		74	Kfar Saba	Ron Kfar Saba	Hyper Hyper	8,389,710
23	1	4	4	2150		90	Eilat	Eilat-City Center Ind. Zone	Hyper Hyper	16,658,981
35	1	45	53	2220		84	Modi'in	Malibu	Hyper Hyper	21,861,344
36	1	43	50	2230		84	Lod	Ganei Aviv	Hyper Hyper	29,776,390
37	1	73	91	2290		29	Ramat Hasharon	Mega Morasha	Hyper Hyper	28,128,631
42	1	59	71	2370		73	Afula	Megal Afula Store	Hyper Hyper	26,606,645
??	1	55	63	2380		90	Netivot	Shefa Shuk Netivot	Hyper Hyper	11,134,485
45	1	46	54	2540		84	Modi'in	Modi'in Hashimshoni	Hyper Hyper	19,591,183
46	1	47	55	2560		30	Modi'in Illit	Kiryat Safer	Hyper Hyper	19,577,127
47	1	31	34	2590		40	Haifa	Mega Haifa (Castra)	Hyper Hyper	29,184,173
48	1	44	52	2730		73	Migdal Haemek	Migdal Haemek	Hyper Hyper	8,002,283
49	1	42	49	2850		40	Carmiel	Mega Carmiel	Hyper Hyper	20,149,101
50	1	71	89	2910		84	Ramle	Ramle Fire Brigade Store	Hyper Hyper	36,790,355
51	1	32	35	2930		40	Haifa	Mega Admiralty Store	Hyper Hyper	38,902,088
56	1	69	87	3000		84	Rehovot	Mega Rehovot	Hyper Hyper	70,804,199
??	1	93	114	3150		50	Tel Aviv	Central Bus Station Tel Aviv	Hyper Hyper	19,064,215
??	1	52	60	3239		84	Nes Ziona	Mega Nes Ziona	Hyper Hyper	23,462,205
64	1	19	20	3247		29	Bat Yam	Mega Bat Yam	Hyper Hyper	15,785,368
66	1	5	5	3310		90	Eilat	Pharm Maale Eilat	Hyper Hyper	6,370,075
74	1	37	43	3420		30	Jerusalem	Allenby Jerusalem	Hyper Hyper	21,327,969
76	1	61	75	3600		29	Petach Tikva	Maccabim	Hyper Hyper	13,945,212
79	1	41	48	4020		74	Kfar Saba	Mega Yakhin	Hyper Hyper	57,528,991
95		59a	71	2370a'		73	Afula	Mega Afula vacant plot (parking)	Hyper Hyper
99		32a	35	2930a		40	Haifa	Mega Admiralty (vacant plot)	Hyper Hyper
105	23.00									564,271,326